Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

Our ratio of earnings to fixed charges for each of the last five fiscal years are set forth below.

	For the Fiscal Year Ended May
	2013	2012	2011	2010	2009
	(dollars in millions, except per share amounts)
Earnings
Income from continuing operations before income taxes and equity method investment earnings	$1,148.8	$625.2	1,226.1	900.5	771.9
Add (deduct):
Fixed charges	338.7	258.2	273.5	301.6	314.1
Distributed income of equity method investees	26.4	27.4	13.3	30.6	41.4
Capitalized interest	(6.1)	(5.6)	(11.6)	(12.2)	(3.1)

Earnings available for fixed charges (a)	$1,507.8	$905.2	$1,501.3	$1,220.5	$1,124.3

Fixed charges:
Interest expense	278.6	$208.0	$219.7	$246.0	$264.3
Capitalized interest	6.1	5.6	11.6	12.2	3.1

One third of rental expense (1)	54.0	44.6	42.2	43.4	46.7

Total fixed charges (b)	338.7	$258.2	$273.5	$301.6	$314.1

Ratio of earnings to fixed charges (a/b)	4.5	3.5	5.5	4.0	3.6

(1)	Considered to be representative of interest factor in rental expense.